As filed with the Securities and Exchange Commission on April 30, 2024

1933 Act Registration Number – 333-176060

1940 Act Registration Number – 811-05617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Post-Effective Amendment No. 69

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

Amendment No. 70

SCM Trust

(Exact Name of Registrant as Specified in Charter)

1125 17th Street, Suite 2550

Denver, CO 80202

(Address of Principal Office)

Telephone Number: (415) 398-2727

Stephen C. Rogers

1125 17th Street, Suite 2550

Denver, CO 80202

(Name and Address of Agent for Service)

With copy to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Co 80202

It is proposed that this filing will become effective:

☒	immediately upon filing pursuant to paragraph (b)
☐	On_________ pursuant to paragraph (b)
☐	60 days after filing pursuant to Paragraph (a)
☐	On _________ pursuant to paragraph (a)
☐	75 days after filing pursuant to paragraph (a)(2)
☐	on _________ pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

Explanatory Note

This Post-Effective Amendment No. 69 to the Registration Statement on Form N-1A (the “Registration Statement”) of SCM Trust is being filed for the sole purpose of updating certain exhibits. This Post-Effective Amendment incorporates by reference the current versions of the Trust’s Prospectuses (Part A) and Statements of Additional Information (Part B), each dated May 1, 2024, included in Post-Effective Amendment No. 68 under the 1933 Act and Amendment No. 69 under the 1940 Act, as supplemented.

PART C

OTHER INFORMATION

Item 28. Exhibits

(a)	(1)	Amended and Restated Agreement and Declaration of Trust dated September 21, 2011, is incorporated by reference Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, filed on September 22, 2011 (Accession No. 0001398344-11-002188).
	(2)	Amendment No. 1 dated April 22, 2016 to the Amended and Restated Agreement and Declaration of Trust dated October 11, 2011, is incorporated by reference to Post-Effective Amendment No. 40, filed on July 13, 2020 (Accession No. 0001398344-20-013681).
	(3)	Amendment No. 2 dated February 14, 2019 to the Amended and Restated Agreement and Declaration of Trust dated October 11, 2011, is incorporated by reference to Post-Effective Amendment No. 35 to the Trust’s Registration Statement, filed on April 30, 2020 (Accession No. 0001398344-20-008845).
(b)	(1)	Amended and Restated By-Laws dated June 12, 2011, is incorporated by reference to the Trust’s Registration Statement on Form N-1A, filed on August 4, 2011 (Accession No. 0001398344-11-001713).
	(2)	Amendment No. 1 dated May 7, 2020 to Amended and Restated By-Laws of the Registrant dated June 12, 2011, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
(c)		Inapplicable.
(d)	(1)	Investment Advisory Agreement between SCM Trust and CCM Partners, LP d/b/a Shelton Capital Management, dated October 11, 2016, is incorporated by reference to the Trust’s Registration Statement on Form N-14, filed on March 13, 2018 (Accession No. 0001398344-18-004150).
	(2)	Amendment No. 1 dated May 9, 2019 to the Investment Advisory Agreement Between SCM Trust and CCM Partners, LP d/b/a Shelton Capital Management, dated October 11, 2016, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
	(3)	Investment Advisory Agreement between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust, with respect to the ICON-Branded Funds dated February 6, 2020, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
	(4)	Investment Advisory Agreement between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust, with respect to the Shelton Emerging Markets Fund, dated February 6, 2020, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
	(5)	Investment Sub-Advisory Agreement between ICON Advisers, Inc. CCM Partners, LP d/b/a Shelton Capital Management and SCM Trust, with respect to the ICON-Branded Funds dated February 6, 2020, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
	(6)	Amendment No. 2 dated April 11, 2024, to the between Investment Advisory Agreement between SCM Trust and CCM Partners, LP d/b/a Shelton Capital Management, dated October 11, 2016, is incorporated by reference to Post-Effective Amendment No. 68 to the Trust’s Registration Statement, filed on April 29, 2024 (Accession No. 0001999371-24-005392).
	(7)	Investment Advisory Agreement between Shelton Capital Management and SCM Trust, with respect to the Shelton Large Cap Growth Fund, to be filed by subsequent amendment.
(e)	(1)	Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018 is incorporated by reference to the Trust’s Registration Statement on Form N-14, filed on March 13, 2018 (Accession No. 0001398344-18-004150).
	(2)	Form of Amendment No. 1 to the Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018 with respect to the ICON-Branded Funds and the Shelton Emerging Markets Fund, is incorporated by reference to Post-Effective Amendment No. 35 to the Trust’s Registration Statement, filed on April 30, 2020 (Accession No. 0001398344-20-008845).
	(3)	Amendment No. 2 dated November 12, 2020 to the Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018, is incorporated by reference to Post-Effective Amendment No. 43, filed on January 28, 2021 (Accession No. 0001398344-21-001610).
	(4)	Amendment No. 3 dated March 4, 2022 to the Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
	(5)	Amendment No. 4 to the Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018, with respect to the Shelton Large Cap Growth Fund, to be filed by subsequent amendment.
(f)		Inapplicable.
(g)	(1)	Custodian Agreement between Shelton Greater China Fund and U.S Bank National Association dated May 17, 2013, is incorporated by reference to Post-Effective Amendment No. 3 to the Trust’s Registration Statement, filed on April 29, 2014 (Accession No. 0001398344-14-002376).
	(2)	First Amendment to Custody Agreement dated August 19, 2016, is incorporated by reference to the Trust’s Registration Statement on Form N-14, filed on March 13, 2018 (Accession No. 0001398344-18-004150).

	(3)	Second Amendment to Custody Agreement dated December 12, 2017, is incorporated by reference to the Trust’s Registration Statement on Form N-14, filed on March 13, 2018 (Accession No. 0001398344-18-004150).
(h)		Other Material Contracts
	(1)	Restated Fund Services Agreement between Shelton Greater China Fund (n/k/a SCM Trust), and CCM Partners, LP d/b/a Shelton Capital Management dated September 22, 2011, is incorporated by reference to Post-Effective Amendment No. 40 to the Trust’s Registration Statement, filed on July 13, 2020 (Accession No. 0001398344-20-013681).
	(2)	Amended and Restated Fund Administration Servicing Agreement between Shelton Funds, SCM Trust, and Gemini Fund Services, LLC dated September 1, 2019, is incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement, filed on November 21, 2019 (Accession No. 0001398344-19-020697).
	(3)	Compliance Program Staffing and Funding Memorandum dated August 16, 2021, is incorporated by reference to Post-Effective Amendment No. 56 to the Trust’s Registration Statement, filed on May 1, 2023 (Accession No. 0001387131-23-005798).
	(4)	Expense Limitation Letter dated April 29, 2024, between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust with respect to the Shelton Tactical Credit Fund, Shelton International Select Equity Fund, and Shelton Emerging Markets Fund, filed herewith.
	(5)	Expense Limitation Letter dated April 9, 2024, between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust with respect to the ICON Flexible Bond Fund, is incorporated by reference to Post-Effective Amendment No. 68 to the Trust’s Registration Statement, filed on April 29, 2024 (Accession No. 0001999371-24-005392).
	(6)	Expense Limitation Letter between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust with respect to the Shelton Large Cap Growth Fund, to be filed by subsequent amendment.
(i)	(1)	Opinion and Consent of Counsel to the Registrant, is incorporated by reference Pre-Effective Amendment No. 1 to the Registration Statement, filed on September 22, 2011 (Accession No. 0001398344-11-002188).
	(2)	Opinion and Consent of Local Counsel to the Registrant, is incorporated by reference Pre-Effective Amendment No. 1 to the Registration Statement, filed on September 22, 2011 (Accession No. 0001398344-11-002188).
	(3)	Opinion and consent of counsel as to legality of shares, is incorporated by reference Post-Effective Amendment No. 11 to the Registration Statement as filed on July 27, 2016 (Accession No. 0001398344-16-015631).
	(4)	Opinion and consent of counsel as to legality of shares with respect to the ICON-Branded Funds and the Shelton Emerging Markets Fund, is incorporated by reference to Post-Effective Amendment No. 30 to the Trust’s Registration Statement, filed on March 4, 2020 (Accession No. 0001398344-20-005174).
	(5)	Opinion and consent of counsel as to legality of shares, with respect to the Shelton Large Cap Growth Fund, to be filed by subsequent amendment.
(j)	(1)	Consent of Cohen & Company, Ltd., with respect to the Shelton Tactical Credit Fund, the Shelton International Select Equity Fund, and the Shelton Emerging Markets Fund, is incorporated by reference to Post-Effective Amendment No. 68 to the Trust’s Registration Statement, filed on April 29, 2024 (Accession No. 0001999371-24-005392).
	(2)	Consent of Cohen & Company, Ltd., with respect to the ICON-Branded Funds, is incorporated by reference to Post-Effective Amendment No. 68 to the Trust’s Registration Statement, filed on April 29, 2024 (Accession No. 0001999371-24-005392).
	(3)	Consent of Independent Registered Public Accounting Firm, with respect to the Shelton Large Cap Growth Fund, to be filed by subsequent amendment.
(k)	Inapplicable.
(l)	Inapplicable.
(m)	(1)	Amended and Restated Distribution and Services Plan dated August 23, 2023, is incorporated by reference to Post-Effective Amendment No. 68 to the Trust’s Registration Statement, filed on April 29, 2024 (Accession No. 0001999371-24-005392).
(n)	(1)	Revised Rule 18f-3 Plan dated March 4, 2022, is incorporated by reference to Post-Effective Amendment No. 45 to the Trust’s Registration Statement, filed on April 29, 2022 (Accession No. 0001398344-22-008395).
(o)		Reserved.
(p)	(1)	Code of Ethics Shelton Capital Management, RFS Partners, SCM Trust and Shelton Funds, is incorporated by reference to Post-Effective Amendment No. 22 to the Trust’s Registration Statement, filed on April 30, 2018 (Accession No. 0001398344-18-006368).
	(2)	Code of Ethics of ICON Advisers, Inc is incorporated by reference to Post-Effective Amendment No. 40 to the Trust’s Registration Statement, filed on July 13, 2020 (Accession No. 0001398344-20-013681).
(q)	(1)	Powers of Attorney is incorporated by reference to Post-Effective Amendment No. 19 to the Registration Statement as filed on August 4, 2017 (Accession No. 0001398344-17-009616).
	(2)	Secretary’s Certificate pursuant to Rule 483(b) is incorporated by reference to Post-Effective Amendment No. 29 to the Trust’s Registration Statement, filed on February 28, 2020 (Accession No. 0001398344-20-004717).

Item 29. Persons Controlled by or under Common Control with Registrant.

As of the date of this Post-Effective Amendment, to the knowledge of the Registrant, the Registrant did not control any other person, nor was it under common control with another person.

Item 30. Indemnification.

The Fund is permitted by Massachusetts law and required by its Amended and Restated Declaration of Trust to indemnify any Trustee or officer of the Fund against all liability and against all expenses reasonably incurred or paid in connection with any claim, action, suit or proceeding in which the Trustee or officer becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof unless, (i) by reason of a final adjudication, the Trustee or officer was found to have engaged in willful misfeasance, bad faith gross negligence or reckless disregard of the duties involved in the conduct of his office, (ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund; or (iii) in the event of a settlement involving payment by the Trustee or officer or other disposition not involving a final adjudication as described in (i) and (ii) above resulting in a payment by the Trustee or officer, unless there has been either a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that he did not engage in such conduct (a) by a vote of a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in officer act on the matter), or (b) by written opinion of independent legal counsel. The Fund may pay the expenses described above in advance of the final disposition of any such legal action provided that the person receiving the payment undertakes to repay such amount if it is ultimately determined that he is not entitled to indemnification provided that either such undertaking is secured by a surety bond or some other appropriate security or the Fund shall be insured against losses arising out of any such advances; or a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in officer act on the matter) or an independent legal counsel in written opinion, shall determine, based upon review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

The Management Agreement provides that, absent willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations, Shelton Capital Management (the “Manager”) is entitled to indemnification from the Fund for any act or omission in the course of, or connected with, its rendering of services under the Management Agreement or for any losses that may be sustained in the purchase, holding or sale of any security by the Fund.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons, if any, of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Act”), and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a trustee, officer or controlling person, if any, of the Fund in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, if any, in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor and Investment Sub-Adviser.

Shelton Capital Management

CCM Partners, LP, a California limited partnership, d/b/a Shelton Capital Management is the Registrant’s investment advisor. Shelton Capital Management is also the investment adviser to Shelton Funds, a diversified open end management company with nine (9) series funds. The principal business address of Shelton Funds is 1125 17th Street, Suite 2550, Denver, Colorado, 80202.

Name	Position with Shelton Capital Management	Other Business Connections*	Type of Business
Stephen C. Rogers	Chief Executive Officer	Chief Executive Officer, President of RFS Partners, LP	Distributor; Registered Investment Adviser
Nick Griebenow	Assistant Portfolio Manager	None	Not Applicable
Peter Higgins	Portfolio Manager	None	Not Applicable
Bruce Kahn	Portfolio Manager	None	Not Applicable
Barringer H. Martin	Portfolio Manager	Registered representative of RFS Partners, LP	Distributor
William P. Mock	Portfolio Manager	None	Not Applicable
Gregory T. Pusch	General Counsel, Chief Compliance Officer	General Counsel of RFS Partners, LP	Distributor
Jeffrey Rosenkranz	Portfolio Manager	None	Not Applicable
Derek Izuel	Portfolio Manager	None	Not Applicable
Justin Sheetz	Portfolio Manager	None	Not Applicable
Anthony M.D. Jacoby	Portfolio Manager	None	Not Applicable

*	The principal place of business of RFS Partners is 1125 17th Street, Suite 2550, Denver, CO 80202.

ICON Advisers, Inc.

Name*	Position with ICON Advisers, Inc.	Other Business Connections	Type of Business
Craig Callahan	Chief Executive Officer	ICON Management & Research Corporation, Chairman and President	Financial Holdings Company
Brian Callahan	President	ICON Management & Research Corporation, Member of the Board of Directors	Financial Holdings Company

The principal place of business of ICON Advisers, Inc. and ICON Management & Research Corporation, is 8480 Orchard Road E, Suite 1200, Greenwood Village, CO 80111.

Item 32. Principal Underwriters

RFS Partners, LP is the principal underwriter of the Funds, and in that capacity distributes the shares of the Funds. RFS Partners also serves as principal underwriter for Shelton Funds. Certain limited partners of RFS Partners also serve as officers and/or trustees of the Registrant.

To the best of Registrant’s knowledge, the Directors and Officers of RFS Partners are as follows:

Name and Principal Business Address*	Positions and Offices with Underwriter	Positions and Offices with Fund
Stephen C. Rogers	Chief Executive Officer, President	Trustee, Principal Executive Officer
Richard F. Shelton, Inc.	General Partner	None
Dennis Patrick Clark	Member	None
Carrie Worcester Della Flora	Chief Compliance Officer	None
Barringer Harold Martin	Member	None

*	The Principal Business Address of each Director and Officer of RFS Partners is 1875 Lawrence Street, Suite 300, Denver, Colorado, 80202.

Item 33. Locations of Accounts and Records.

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are kept at the following offices: (1) Ultimus Fund Solutions, LLC, 4221 N. 203rd Street, Elkhorn, NE 68022; (2) Shelton Capital Management, 1125 17th Street, Suite 2550, Denver, CO 80202; (3) ICON Advisers, Inc., 8480 Orchard Road E, Suite 1200, Greenwood Village, CO 80111; and (4) RFS Partners, 1125 17th Street, Suite 2550, Denver, Colorado, 80202.

Item 34. Management Services

All management-related service contracts are discussed in Part A or Part B of this Registration Statement.

Item 35. Undertakings.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirement for effectiveness of this registration statement under Rule 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Denver, and State of Colorado, on the 30th day of April, 2024.

SCM Trust
(Registrant)

By	/s/ Stephen C. Rogers*
Stephen C. Rogers, Chairman of the Board and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Stephen C. Rogers**	Principal Executive Officer and Trustee	April 30, 2024
Stephen C. Rogers

/s/ Kevin T. Kogler**	Trustee	April 30, 2024
Kevin T. Kogler

/s/ Marco Quazzo**	Trustee	April 30, 2024
Marco Quazzo

/s/ Stephen H. Sutro**	Trustee	April 30, 2024
Stephen H. Sutro

/s/ William P. Mock**	Principal Financial Officer	April 30, 2024
William P. Mock

*	Signed by Gregory T. Pusch pursuant to Secretary’s Certificate pursuant to Rule 483(b), filed with Post-Effective Amendment to the Registration Statement filed on February 28, 2020.
**	Signed by Stephen C. Rogers pursuant to Powers of Attorney filed by Post-Effective Amendment to the Registration Statement, as filed on August 4, 2017.

Exhibit List

(h)(4)	Expense Limitation Letter dated April 29, 2024, between CCM Partners, LP d/b/a Shelton Capital Management, and SCM Trust with respect to the Shelton Tactical Credit Fund, Shelton International Select Equity Fund, and Shelton Emerging Markets Fund.